UNION DENTAL HOLDINGS, INC.
1700 UNIVERSITY DRIVE, SUITE 200
CORAL SPRINGS, FL 33071

August 20, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Sonia Barros

Re:	Union Dental Holdings, Inc.
Registration Statement on Post-effective Amendment No. 2 to Form SB-2
Filed on July 27, 2007
File No. 333-128241

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Union Dental Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Monday, August 20, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any comments or questions.

Very truly yours,

/s/ George D. Green
George D. Green
Chief Executive Officer